UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rise Gold Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

76760R100

(CUSIP Number)

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario, Canada M5J 2J3

Telephone Number: (416) 815-0220

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 76760R100	SCHEDULE 13D	Page 2 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Yamana Gold Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%

14	Type of Reporting Person CO

CUSIP No. 76760R100	SCHEDULE 13D	Page 3 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Meridian Jerritt Canyon Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%

14	Type of Reporting Person CO

CUSIP No. 76760R100	SCHEDULE 13D

Item 1. Security and Issuer.

The name of the issuer is Rise Gold Corp., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Suite 650 - 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This Schedule 13D relates to the Issuer’s shares of common stock, par value US$0.001 per share (the “Shares”).

The Reporting Persons (as defined below) interest in the Shares was acquired on October 16, 2018, in connection with a private placement financing by the Issuer. Jerritt (as defined below) acquired 17,500,000 units of the Issuer (the “Units”) at a price of C$0.10 per Unit. Each Unit is comprised of one Share and one-half of one Share purchase warrant (the “Warrants”). Each Warrant entitles the holder thereof to acquire one Share at an exercise price of C$0.13 per Share until October 16, 2020. Accordingly, Jerritt currently holds 17,500,000 Shares and 8,750,000 Warrants exercisable for 8,750,000 Shares.

Item 2. Identity and Background.

This Schedule 13D is filed by Yamana and Jerritt, a wholly-owned subsidiary of Yamana (each as defined below and collectively, the “Reporting Persons”).

(1)                                 Yamana

(a)                                 “Yamana” is Yamana Gold Inc., a Canadian corporation.

(b)                                 The principal business address for Yamana is Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario, Canada M5J 2J3.

(c)                                  Yamana is a mining company with significant gold production, development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.

(d)                                 During the last five years, Yamana has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, Yamana has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Not applicable.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Yamana is set forth in Annex A to this Schedule 13D and such Annex is incorporated herein by reference. To the best of Yamana’s knowledge, none of such executive officers or directors have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)                                 Jerritt

(a)                                 “Jerritt” is Meridian Jerritt Canyon Corp., a Delaware corporation.

(b)                                 The principal business address for Jerritt is 4635 Longley Lane, Unit 110, 4A, Reno, Nevada, 89502.

CUSIP No. 76760R100	SCHEDULE 13D

(c)                                  The principal business of Jerritt is mining investments.

(d)                                 During the last five years, Jerritt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, Jerritt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Not applicable.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Jerritt is set forth in Annex B to this Schedule 13D and such Annex is incorporated herein by reference. To the best of Jerritt’s knowledge, none of such executive officers or directors have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the Shares beneficially owned by the Reporting Persons was C$1,750,000, which was funded with cash on hand.

Item 4. Purpose of Transaction.

The securities reported on this Schedule 13D were acquired by the Reporting Persons for investment purposes. The Reporting Persons may from time to time engage in activities that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. In particular, depending on market conditions, general economic and industry conditions, trading prices of the Issuer’s securities, the Issuer’s business, financial condition and prospects and/or other relevant factors, the Reporting Persons may from time to time acquire additional securities of the Issuer, dispose of some or all of the existing or additional securities of the Issuer or may continue to hold the Shares, Warrants or other securities of the Issuer.

Jerritt has entered into a subscription agreement (the “Subscription Agreement”) with the Issuer pursuant to which it agreed to purchase the Units for the consideration set out in Item 3 of this Schedule 13D. Pursuant to the Subscription Agreement, the Issuer and Jerritt have agreed that for so long as Jerritt holds a 5% or greater interest in the Issuer, Jerritt will have: (a) a right to nominate one person to the Issuer’s board of directors, and (b) a pre-emptive right to participate in any future proposed equity offering of the Issuer in order to maintain its pro rata interest and increase its equity ownership up to 19.9% of the issued and outstanding Shares. In addition, Jerritt has been granted a right to nominate two individuals to an advisory committee to be established by the Issuer and both a right of first offer and a right of refusal in respect of any proposed direct or indirect transfer or sale by the Issuer of an interest, including a joint venture interest, in all or any part of the Issuer’s Idaho-Maryland Project for a period of six months from October 16, 2018. The above description of certain terms of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed with this Schedule 13D as Exhibit B and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)                                 Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each

CUSIP No. 76760R100	SCHEDULE 13D

of the Reporting Persons, and such information is incorporated herein by reference. The number of Shares beneficially owned by certain of the Reporting Persons includes Warrants that are exercisable within the next 60 days.

(b)                                 The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)                                  The information in the second paragraph of Item 1 of this Schedule 13D is incorporated herein by reference. Except as otherwise disclosed herein, none of the Reporting Persons has acquired or disposed of any Shares or Warrants during the last 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, and is incorporated herein by reference in its entirety.

In addition, certain of the Reporting Persons have entered into the Subscription Agreement, a copy of which is filed with this Schedule 13D as Exhibit B. The Subscription Agreement is described above in Item 4 and such description is incorporated herein by reference in its entirety.

Except for the agreements described in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Subscription Agreement

CUSIP No. 76760R100	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2018

Yamana Gold Inc.

By:	/s/ Sofia Tsakos
Name: Sofia Tsakos
Title: Senior Vice President, General Counsel and Corporate Secretary

Meridian Jerritt Canyon Corp.

By:	/s/ Jason LeBlanc
Name: Jason LeBlanc
Title: Vice President, Secretary and Treasurer

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF
YAMANA GOLD INC.

The following table sets forth certain information with respect to the directors and executive officers of Yamana Gold Inc. Unless otherwise noted below, the address of employment for each director and executive officer is Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario, Canada M5J 2J3.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Peter Marrone (Executive Chairman)	Executive Chairman, Yamana Gold Inc.	Canada

John Begeman (Director)	Corporate Director, Yamana Gold Inc.	United States

Christiane Bergevin (Director)	Corporate Director, Yamana Gold Inc.	Canada

Andrea Bertone (Director)	Corporate Director, Yamana Gold Inc.	United States

Alexander Davidson (Director)	Corporate Director, Yamana Gold Inc.	Canada

Robert Gallagher (Director)	Corporate Director, Yamana Gold Inc.	Canada

Richard Graff (Lead Director)	Corporate Director (Lead), Yamana Gold Inc.	United States

Kimberly Keating (Director)	Divisional Vice President, Cahill Group	Canada

Nigel Lees (Director)	Corporate Director, Yamana Gold Inc.	Canada

Jane Sadowsky (Director)	Corporate Director, Yamana Gold Inc.	United States

CUSIP No. 76760R100	SCHEDULE 13D

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Dino Titaro (Director)	Corporate Director, Yamana Gold Inc.	Canada

Daniel Racine (President and Chief Executive Officer)	President and Chief Executive Officer, Yamana Gold Inc.	Canada

Jason LeBlanc (Senior Vice President, Finance and Chief Financial Officer)	Senior Vice President, Finance and Chief Financial Officer, Yamana Gold Inc.	Canada

Greg McKnight (Executive Vice President, Business Development)	Executive Vice President, Business Development, Yamana Gold Inc.	Canada

Yohann Bouchard (Senior Vice President, Operations)	Senior Vice President, Operations, Yamana Gold Inc.	Canada

Richard Campbell (Senior Vice President, Human Resources)	Senior Vice President, Human Resources, Yamana Gold Inc.	Canada

Gerardo Fernandez (Senior Vice President, Projects & Technical Services)	Senior Vice President, Projects & Technical Services, Yamana Gold Inc.	Chile

Ross Gallinger (Senior Vice President, Health, Safety and Sustainable Development)	Senior Vice President, Health, Safety and Sustainable Development, Yamana Gold Inc.	Canada

Steve Parsons (Senior Vice President, Investor Relations and Corporate Communications)	Senior Vice President, Investor Relations and Corporate Communications, Yamana Gold Inc.	Canada

Sofia Tsakos (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Yamana Gold Inc.	Canada

Henry Marsden (Senior Vice President, Exploration)	Senior Vice President, Exploration, Yamana Gold Inc.	Canada

Annex B

DIRECTORS AND EXECUTIVE OFFICERS OF
MERIDIAN JERRITT CANYON CORP.

The following table sets forth certain information with respect to the directors and executive officers of Meridian Jerritt Canyon Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Adam Whitman (Director, President and Chairman of the Board)	Director, President and Chairman of the Board, Meridian Jerritt Canyon Corp. 4635 Longley Lane, Unit 110, 4A, Reno, Nevada, 89502	United States

Jason LeBlanc (Director, Vice President, Secretary and Treasurer)	Senior Vice President, Finance and Chief Financial Officer, Yamana Gold Inc. Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200 Toronto, Ontario, Canada M5J 2J3	Canada

Exhibit A

Joint Filing Agreement

AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 26th day of October, 2018, by and among Yamana Gold Inc., a Canadian corporation, and Meridian Jerritt Canyon Corp., a Delaware corporation.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of the common shares of Rise Gold Corp. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

[Signature pages follow]

A-1

SIGNATURES

Dated: October 26, 2018

Yamana Gold Inc.

By:	/s/ Sofia Tsakos
Name: Sofia Tsakos
Title: Senior Vice President, General Counsel and Corporate Secretary

Meridian Jerritt Canyon Corp.

By:	/s/ Jason LeBlanc
Name: Jason LeBlanc
Title: Vice President, Secretary and Treasurer

A-2

Exhibit B

Subscription Agreement

RISE GOLD CORP.

(the “Corporation”)

INSTRUCTIONS FOR COMPLETING THE PRIVATE PLACEMENT UNIT
 SUBSCRIPTION AGREEMENT WITH U.S. REGISTRATION RIGHTS

(FOR COMPLETION BY U.S. SUBSCRIBERS)

1.                                      The subscriber (the “Subscriber”) must complete the information required on pages 1 and 2 of the attached Subscription Agreement with respect to subscription amounts, subscriber details and registration and delivery particulars. Subscribers who are not purchasing as principal (or deemed under applicable securities laws to be purchasing as principal) must disclose the identity of the Disclosed Principal, for whom they are purchasing.

2.                                      All Subscribers must complete both of the following Schedules forming part of the Subscription Agreement:

•                  Schedule A — “Investor Exemption Certificate” to comply with Canadian securities laws and if the Subscriber is an individual and has indicated they are an “accredited investor” pursuant to section (j), (k) or (l) of the definition of “accredited investor” in National Instrument 45-106 Prospectus Exemptions (“NI 45-106”), the Subscriber must also complete Exhibit 1 — “Form 45-106F9: Form for Individual Accredited Investors”; and

•                  Schedule B — “U.S. Accredited Investor Certificate”

3.                                      Return this subscription, together with all applicable Forms, to the Corporation with payment for the total subscription price for the securities subscribed for by way of a certified cheque, money order or bank draft made payable to “Rise Gold Corp.” or by wire transfer (see wire transfer instructions in Schedule “C”) or in such other manner as the Corporation may accept.

4.                                      Subscribers who are not purchasing as principal  (or deemed under Applicable  Securities Laws to be purchasing as principal) must ensure that they disclose the identity of the Disclosed Principal for whom they are purchasing, and that they complete and provide as a separate attachment all applicable Forms and exhibits on behalf of such Disclosed Principal.

5.                                      Although you should read and retain a complete copy of the Subscription Agreement, it is important that you complete and return to the Corporation the following:

•                  Page 1 (and page 2 if applicable) of the Subscription Agreement;

•                  Schedule “A” (including Exhibit 1, if applicable);

•                  Schedule “B”; and

•                  If you wish to participate as a “Selling Stockholder”, Exhibit 1 to Schedule “D” (Selling Stockholder Notice and Questionnaire.

RISE GOLD CORP.

(the “Corporation”)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT WITH U.S. REGISTRATION RIGHTS

(FOR COMPLETION BY U.S. SUBSCRIBERS)

The undersigned subscriber (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase 17,500,000 Units of the Corporation (the “Units”) at a price of $0.10 per Unit for aggregate proceeds of $1,750,000 (the “Funds”), all upon the terms and subject to the conditions set forth in this subscription agreement (this “Agreement”). Each Unit shall be comprised of one Unit Share (as defined herein) and one-half of one Warrant (as defined herein). Each Warrant shall be exercisable to acquire one Warrant Share (as defined herein) at a price of $0.13 per share for a period of two years from the Closing Date (as defined herein).

EXECUTION BY SUBSCRIBER

Meridian Jerritt Canyon Corp.
Name of Subscriber

4635 Longley Lane, Unit 110, 4A
[ ]	Address of Subscriber
ID number (SIN, SSN, Tax ID or driver’s license) of
Reno, Nevada, 89502
Subscriber or authorized signatory (if Subscriber not an individual)
Jason LeBlanc, Vice President, Secretary and Treasurer
/s/ Jason LeBlanc	Name of authorized signatory (if Subscriber not an
Signature of Subscriber or authorized signatory (if Subscriber not an individual)	individual)

[ ]
0	Telephone number of Subscriber
Number and type of securities of the Corporation directly and indirectly already held by Subscriber	[ ]
Email address of Subscriber

Executed by the Subscriber this 15th day of October, 2018.

Please complete the following section if you require the certificate(s) representing the Unit Shares and Warrants to appear in the name of an intermediary, such as your broker, or require such certificate(s) to be delivered to an address other than that shown above.

REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS

Meridian Jerritt Canyon Corp.	Yamana Gold Inc.
Name to appear on certificate(s)	Name and account reference, if applicable

Sofia Tsakos
Account reference, if applicable	Contact person

200 Bay Street, RBC North Tower, Suite 2200
Address of intermediary	Address for delivery

Toronto, Ontario, M5J 2J3, Canada

[ ]
Telephone number of intermediary	Telephone number of contact person

If the Subscriber is purchasing as agent for a principal, and is not a trust company or trust corporation purchasing as trustee or agent for accounts fully managed by it or is not a person acting on behalf of an account fully managed by it (and in each such case satisfying the criteria set forth in NI 45-106), complete the box below and provide as a separate attachment all applicable Forms on behalf of such principal:

IDENTIFICATION OF PRINCIPAL

(name of Disclosed Principal)

(address of Disclosed Principal — include city, province, and postal code)

(Disclosed Principal: contact name, contact telephone number and contact email address)

Accepted by the Corporation this 16 day of October, 2018.

Per:	/s/ Ben Mossman
Authorized Signatory

Section 1. Defined Terms

In addition to the terms defined throughout this Agreement, the following capitalized terms used in this Agreement have the following meanings:

(a)                                 “Accredited Investor” means an “accredited investor” as that term is defined in NI 45-106 and “U.S. Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

(b)                                 “Affiliate” has the meaning ascribed to such term in the Business Corporations Act (British Columbia), as in effect on the date of this Agreement;

(c)                                  “Agreement” means this subscription agreement (including the schedules hereto) and any instrument amending this Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Agreement and not to a particular section or clause; and the expression “section” or “clause” followed by a number or letter means and refers to the specified section or clause of this Agreement;

(d)                                 “Applicable Securities Laws” means the securities legislation and regulation of, and the instruments, policies, rules, orders, and notices of, the applicable securities regulatory authority or authorities of the applicable jurisdiction or jurisdictions as the case may be and all rules and policies of the CSE;

(e)                                  “Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement;

(f)                                   “Board” means the board of directors of the Corporation;

(g)                                  “Business” means the current business and operations of the Corporation as described in the Public Record and the anticipated exploration, development and mining operations of the Corporation;

(h)                                 “Business Day” means a day other than a Saturday, Sunday or a holiday on which principal chartered banks located in Vancouver, British Columbia or Toronto, Ontario are not open for business;

(i)                                     “Closing” means the closing of the transactions contemplated by this Agreement;

(j)                                    “Closing Date” means the date or dates of completion of the sale of Units under the Offering as may be determined by the Corporation;

(k)                                 “Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;

(l)                                     “CSE” means the Canadian Securities Exchange;

(m)                             “Current Financing” means the private placement offering by the Corporation of up to 25,000,000 Units for gross proceeds of $2,500,000 (inclusive of the Offering), which may close in one or more tranches;

(n)                                 “Disclosed Principal” means a purchaser that is purchasing the Units through an agent or trustee for beneficial principal(s);

(o)                                 “Disclosure Schedule” means the disclosure schedule of the Corporation attached as Schedule D hereto;

(p)                                 “Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege, other third party interest or any Contract to create any of the foregoing;

(q)                                 “Environmental Laws” means all applicable Laws relating to the protection of the environment, natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the rehabilitation, reclamation and closure of lands used in connection with the Business;

(r)                                    “Equity Financing” has the meaning set out on page 12 of this Agreement;

(s)                                   “Equity Financing Notice” has the meaning set out on page 13 of this Agreement;

(t)                                    “Equity Securities” has the meaning set out on page 12 of this Agreement;

(u)                                 “Financial Statements” means the audited consolidated financial statements of the Corporation for the year ended July 31, 2017 and the unaudited condensed consolidated financial statements of the Corporation for the fiscal quarter ended April 30, 2018;

(v)                                 “Funds” has the meaning set out on the face page of this Agreement;

(w)                               “Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and the CSE;

(x)                                 “Hazardous Substances” means any substance, material or waste that is defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos;

(y)                                 “International Jurisdiction” means the jurisdiction in which the Subscriber resides, if such jurisdiction is outside of Canada or the United States;

(z)                                  “Laws” means any and all federal, provincial, regional, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

(aa)                          “Material Adverse Effect” means an effect that is material and adverse to the Business, affairs, capital, operations, properties, assets, liabilities (contingent or otherwise) or condition (financial or otherwise) of the Corporation and its Subsidiary, on a consolidated basis;

(bb)                          “Mineral Rights” has the meaning set out in section 10(u)(i) of this Agreement;

(cc)                            “NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

(dd)                          “NI 45-106” means National Instrument 45-106 — Prospectus Exemptions;

(ee)                            “Offering” means the private placement offering of 17,500,000 Units for gross proceeds of $1,750,000 to the Subscriber pursuant to this Agreement;

(ff)                              “Offer Rejection Date” means the date any of the events described in subsection 16(b)(i) or (ii) or subsection 16(d)(i) or (ii) occurs;

(gg)                            “Outstanding Equity Securities” means the number of the Shares issued and outstanding at a particular time on a fully diluted basis;

(hh)                          “Parties” means, collectively, the Subscriber and the Corporation and “Party” means any one of them, as the context requires;

(ii)                                  “Percentage Equity Ownership Interest” has the meaning set out in section 13(f);

(jj)                                “Permit” means any permit, lease, licence, claim, certificate, order, grant, approval, consent, registration, closure plan or other authorization of or from any Governmental Entity and includes any permit necessary to explore for, exploit, develop, mine, produce or refine minerals;

(kk)                          “Post Closing Options” has the meaning set out in section 13(b);

(ll)                                  “Public Record” refers to all public information which has been filed by the Corporation pursuant to Applicable Securities Laws;

(mm)                  “Project” means the Corporation’s Idaho-Maryland project located in Grass Valley, California;

(nn)                          “Regulation D” means Regulation D promulgated under the U.S. Securities Act;

(oo)                          “Regulation S” means Regulation S promulgated under the U.S. Securities Act;

(pp)                          “Reporting Jurisdictions” means, collectively, British Columbia, Alberta and Ontario;

(qq)                          “SEC” means the United States Securities and Exchange Commission;

(rr)                                “Securities” means collectively, the Units, Unit Shares, Warrants and Warrant Shares;

(ss)                              “Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Reporting Jurisdictions;

(tt)                                “Shareholders” means holders of Shares;

(uu)                          “Shares” means the shares of common stock of the Corporation;

(vv)                          “Subscriber” means the subscriber for Units as set out on page 1 of this Agreement and includes Yamana and, as applicable, the Disclosed Principal unless the context otherwise requires;

(ww)                      “Subsidiary” means Rise Grass Valley Inc.;

(xx)                          “Tax” or “Taxes” means any federal, provincial, territorial, state or local income, goods and services, value added, corporation, land transfer, licence, payroll, excise, sales, use, capital, withholding, mining or other tax, levy, duty, royalty, assessment, reassessment or other charge of any kind whatsoever, whether direct or indirect, including any interest or penalty on any of the foregoing, whether disputed or not, and for greater certainty includes pension plan premiums and employment insurance premiums;

(yy)                          “Tax Act” means the Income Tax Act (Canada);

(zz)                            “Tax Return” means any return, report, declaration, designation, election, notice, filing, form, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax;

(aaa)                   “Technical Report” means the technical report prepared by Greg Kulla, PGeo., of Amec Foster Wheeler Americas Limited, in accordance with NI 43-101 entitled “Technical Report on the Idaho-Maryland Project, Grass Valley, California, USA” dated effective June 1, 2017;

(bbb)                   “Term Sheet” means the term sheet dated October 16, 2018, entered into by the Corporation and the Subscriber with respect to the Offering;

(ccc)                      “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(ddd)                   “Units” has the meaning set out on the face page of this Agreement;

(eee)                      “Unit Shares” means the Shares comprising part of the Units;

(fff)                         “U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

(ggg)                      “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(hhh)                   “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(iii)                               “Warrants” means the share purchase warrants of the Corporation comprising part of the Units, each of which entitles the holder thereof to acquire one Warrant Share at an exercise price of $0.13 per Share until the date which is two years from the Closing Date;

(jjj)                            “Warrant Shares” means the Shares issuable upon due exercise of the Warrants; and

(kkk)                   “Yamana” means Yamana Gold Inc.

Section 2. Delivery of Documents and Funds

The Subscriber hereby delivers to the Corporation:

(a)                                 A completed and executed copy of this Agreement;

(b)                                 A completed and executed Investor Exemptions Certificate in the form attached hereto as Schedule “A” (including any applicable forms), and in the case of a subscription for the Units by the Subscriber acting as trustee or agent, an Investor Exemptions Certificate in the form attached hereto as Schedule “A” for each trust, beneficial purchaser and/or principal for which the Subscriber is acting as trustee or agent;

(c)                                  A completed and executed U.S. Accredited Investor Certificate in the form attached hereto as Schedule “B”, and in the case of a subscription for the Unit Shares by the Subscriber acting as trustee or agent, a U.S. Accredited Investor Certificate in the form attached hereto as Schedule “B” for each trust, beneficial purchaser and/or principal for which the Subscriber is acting as trustee or agent;

(d)                                 A completed and executed Selling Stockholder Notice and Questionnaire in the form attached hereto as Exhibit 1 to Schedule “D”, if applicable; and

(e)                                  A certified cheque, bank draft or money order for the Funds made payable to the Corporation or evidence of a wire transfer sent to the bank account designated by the Corporation as set out in Schedule “C”.

Section 3. Closing

The Closing will take place once the subscription is received by the Corporation, subject to the approval by the Corporation of the subscription.  As soon as practicable after the Closing, the Corporation will deliver to the Subscriber certificates representing the Unit Shares and the Warrants subscribed for hereunder registered in the name of the Subscriber or as directed on page 1 of this Agreement.

Section 4. Acknowledgements of the Subscriber

The Subscriber acknowledges and agrees with the Corporation that:

(a)                                 This subscription is subject to rejection or allotment by the Corporation in whole or in part;

(b)                                 The Corporation may complete additional financings in the future which may have a dilutive effect on existing stockholders at such time, including the Subscriber, subject to the additional purchase rights granted to the Subscriber herein;

(c)                                  No agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor has any such agency, governmental authority, regulatory body, stock exchange or other entity made any recommendation or endorsement with respect to, the Securities;

(d)                                 The sale and delivery of the Units is conditional upon such sale being exempt from the registration and prospectus filing requirements in connection with the distribution of the Units under Applicable Securities Laws or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

(e)                                  The Securities are subject to resale restrictions under Applicable Securities Laws and the Subscriber will comply with all applicable Laws concerning any resale of the Securities and the Subscriber will consult with its legal advisors with respect to complying with any restrictions applying to such resale;

(f)                                   None of the Securities have been registered under the U.S. Securities Act or the Applicable Securities Laws of any State in the United States, and the Subscriber may not offer, sell or otherwise transfer the Securities, directly or indirectly, within the United States or to, or for the account or benefit of, a U.S. Person, unless (i) the offer and sale of the Securities is registered under the U.S. Securities Act and the Applicable Securities Laws of all applicable States or (ii) an exemption from such registration requirements is available and the Subscriber, prior to such sale or transfer, has furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, or other certifications reasonably satisfactory to the Corporation, to that effect;

(g)                                  Hedging transactions involving the Securities may not be conducted unless such transactions are in compliance with the provisions of the U.S. Securities Act and in each case only in accordance with Applicable Securities Laws;

(h)                                 The Units are being offered for sale on a “private placement” basis;

(i)                                     A finder’s fee or commission, payable in Warrants, will be paid to Southern Arc Minerals Inc. who introduced the Subscriber to the Offering.  Additionally, finder’s fees or commissions, payable in cash or securities of the Corporation, may be paid to eligible individuals or entities who introduce investors who participate in the balance of the Current Offering.  All finder’s fees or commissions are subject to compliance with CSE policies and Applicable Securities Laws;

(j)                                    The Units subscribed for by the Subscriber form part of a larger offering of Units being made by the Corporation (the “Current Financing”), of up to 25,000,000 Units for gross proceeds of up to $2,500,000, with closings to occur, subject to regulatory approval, in one or multiple tranches;

(k)                                 The Subscriber is solely responsible for obtaining such tax and legal advice from its own advisors as it considers appropriate in connection with the execution, delivery and performance by it of this Agreement and the transactions contemplated hereunder (including the resale and transfer restrictions referred to herein);

(l)                                     The Subscriber understands and agrees that there may be material tax consequences as a result of acquiring, holding or disposing of the Securities. The Corporation gives no opinion and makes no representation with respect to the tax consequences under United States, Canadian, state, provincial, local or foreign tax Law as a result of the Subscriber acquiring, holding or disposing of the Securities, and the Subscriber acknowledges that it is solely its responsibility for determining the tax consequences of an investment in the Units;

(m)                             In accepting this Agreement, the Corporation is relying upon the representations, warranties, covenants and acknowledgements of the Subscriber set out herein including, without limitation, in connection with determining the eligibility of the Subscriber to purchase the Units under Applicable Securities Laws. The Subscriber hereby agrees to notify the Corporation immediately of any change in any representation, warranty, covenant, acknowledgement or other information relating to the Subscriber contained in this Agreement that takes place prior to the Closing;

(n)                                 The Subscriber consents to the Corporation making a notation on its records or giving instructions to any registrar or transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described in this Agreement, and the Corporation will refuse to register any transfer of the Securities not made in accordance with Regulation S, pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements of the U.S. Securities Act and in accordance with Applicable Securities Laws of the applicable state;

(o)                                 The Subscriber is solely responsible for all costs relating to lost Unit Share, Warrant or Warrant Share certificates issued with respect to this Agreement delivered to the address for delivery noted on page 1 hereof, and all costs relating to any future permitted removal of any legends affixed to Unit Share, Warrant and Warrant Share certificates issued pursuant to this Agreement;

(p)                                 The Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus under Applicable Securities Laws and, as a consequence of acquiring the Units pursuant to this exemption, certain protections, rights and remedies provided by such Laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

(q)                                 No person has made to the Subscriber any written or oral representations:

(i)                         That any person will resell or repurchase the Unit Shares, Warrants or Warrant Shares;

(ii)                      That any person will refund the purchase price of the Units; or

(iii)                               As to the future price or value of any of the Unit Shares, Warrants or Warrant Shares; and

(r)                                    Upon the issuance thereof, and until such time as the same is no longer required under Applicable Securities Laws, any certificates representing the Unit Shares and Warrants (and the Warrant Shares, if applicable), and all securities issued in exchange therefor or in substitution thereof, will bear legends in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

Section 5. Conditions of Closing

(a)                                 The Subscriber acknowledges and agrees that, as the sale of the Units will not be registered or qualified by a prospectus, such sale is subject to the condition that the Subscriber sign and return to the Corporation before the Closing this Agreement and all other documents required to be completed and signed in accordance therewith.

(b)                                 If the purchase of the Units pursuant to the provisions of this Agreement does not occur, the Corporation will immediately return this Agreement to the Subscriber, together with any payment that has been made in respect of the Units without interest thereon (and in any event on or before October 18, 2018) and the obligations of the parties hereto will thereupon terminate.

Section 6. Representations, Warranties and Covenants of the Subscriber

The Subscriber represents and warrants to, and covenants with the Corporation that:

(a)                                 The Subscriber is resident in the jurisdiction set out on page 1 of this Agreement;

(b)                                 Either:

(i)            The Subscriber is purchasing the Units as principal for its own account and not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Securities; or

(ii)           If the Subscriber is acting as agent or trustee for one or more beneficial purchasers, each beneficial purchaser is purchasing as principal for its own account for investment purposes only and not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Units, and each beneficial purchaser complies with the applicable clause of paragraph (c) below as is applicable to it by virtue of its jurisdiction of residence;

(c)                                  The Subscriber will only offer, sell or otherwise transfer the Securities pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements imposed by the U.S. Securities Act and in compliance with state Applicable Securities Laws (and, in each case where there is no effective registration statement, only if an opinion of counsel of recognized standing reasonably satisfactory to the Corporation or other certifications reasonably satisfactory to the Corporation, have been provided to the Corporation to that effect);

(d)                                 The Subscriber acknowledges and agrees that the Securities will be “restricted securities” within the meaning of Rule 144(a)(3) under the 1933 Act and will remain “restricted securities” notwithstanding any resale within or outside the United States unless the sale is completed pursuant to an effective registration statement under the U.S. Securities Act or is made in compliance with the exemption from registration provided by Rule 144 promulgated under the U.S. Securities Act;

(e)                                  The Subscriber has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person, or anyone else, the Securities or any part thereof, or any interest therein, and has no present plans to enter into any such contract, undertaking, agreement or arrangement;

(f)                                   The Subscriber is a U.S. Subscriber and:

(i)            The Subscriber is a U.S. Accredited Investor and has completed the U.S. Accredited Investor Certificate in the form attached hereto as Schedule “B”;

(ii)           The Subscriber acknowledges that it is acquiring the Securities as an investment for its own account or for the account of a U.S. Accredited investor for which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Securities in violation of U.S. federal or state Applicable Securities Laws;

(iii)          The Subscriber acknowledges that it will be required to confirm its status as a U.S. Accredited Investor and make representations similar to those contained in this paragraph (f) at the time of exercise of any Warrants;

(iv)          The Subscriber understands and acknowledges that the Securities have not been registered under the U.S. Securities Act or any state securities laws and that the sale of the Units contemplated hereby is being made to a limited number of U.S. Accredited Investors in transactions not requiring registration under the U.S. Securities Act; accordingly the Securities are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act;

(v)           The Subscriber acknowledges that the Corporation has not registered the offer and sale to the Subscriber of the Securities under the U.S. Securities Act and until a registration statement registering resales of the Unit Shares and Warrant Shares becomes effective, as contemplated by the registration rights granted by the Corporation pursuant to Schedule “D”, the Subscriber acknowledges that there are substantial restrictions on the transferability of, and that it may not readily be possible for the Subscriber to liquidate its investment in, the Unit Shares or the Warrant Shares; and

(vi)          The Subscriber acknowledges and confirms that the purchase of the Units has not been made through or as a result of any general solicitation or general advertising (as such terms are defined in Rule 502(c) of Regulation D);

(g)                                  The Subscriber has completed, executed and delivered to the Corporation the Investor Exemptions Certificate in the form attached hereto as Schedule “A”, together with all applicable exhibits thereto;

(h)                                 The Subscriber has not been created and is not being used primarily to permit the purchase of the Units without a prospectus in reliance on an exemption from the prospectus requirements of Applicable Securities Laws or other applicable Laws;

(i)                                     If the Subscriber is an individual, the Subscriber has attained the age of majority and is legally competent to execute this Agreement and to take all actions required pursuant hereto and if the Subscriber is not an individual, this Agreement has been authorized, executed and delivered by, and constitutes a legal, valid and binding agreement of the undersigned and if the Subscriber is a corporation, it has been duly incorporated and validly exists under the Laws of its jurisdiction of incorporation or continuance and this Agreement has been duly authorized by all necessary corporate action and constitutes a legal and binding agreement of the corporation;

(j)                                    The Subscriber is capable of assessing and evaluating the risks and merits of this investment as a result of the Subscriber’s financial, investment or business experience or as a result of advice received from a registered person other than the Corporation or an Affiliate thereof, and the Subscriber is able to bear the economic loss of its investment;

(k)                                 This Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber except that the enforceability of this Agreement may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and similar Laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and will not violate or conflict with the terms of any restriction, agreement or undertaking to which the Subscriber is a party;

(l)                                     No prospectus or offering memorandum within the meaning of Applicable Securities Laws has been delivered to or summarized for or seen by the Subscriber in connection with the Offering and the Subscriber is not aware of any prospectus or offering memorandum having been prepared by the Corporation;

(m)                             The Subscriber has no intention to, and will not, distribute (either directly or indirectly), any of the Securities in the United States, except in compliance with the U.S. Securities Act and the Applicable Securities Laws of all applicable states of the United States or if an exemption from such requirements is available;

(n)                                 The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any Law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which it is or may be bound or the termination of any such agreement;

(o)                                 The Subscriber will execute and deliver within the approved time periods, all documentation as may be required by the Applicable Securities Laws or other applicable Laws to permit the purchase and sale of the Units on terms herein set forth;

(p)                                 If required by Applicable Securities Laws or other applicable Laws the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issuance of the Units as may be required;

(q)                                 In the case of the purchase of Units by the Subscriber as trustee or agent, the Subscriber has due and proper authority to act as trustee or agent for and on behalf of such beneficial purchaser in connection with the transactions contemplated hereby. The Subscriber is duly authorized to execute and deliver this Agreement and all other necessary documentation in connection with such purchase on behalf of such beneficial purchaser and this Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes a legal, valid and binding agreement of, such beneficial purchaser, and the representations and warranties contained in this Agreement are being made on behalf of such beneficial purchaser;

(r)                                    The Corporation has provided the Subscriber with the opportunity to ask questions and seek answers concerning this Agreement and the Subscriber has had access to all information concerning the Corporation as it has considered necessary in connection with its decision to purchase the Units. The Subscriber further represents and warrants that the Subscriber has received satisfactory information concerning the business and financial condition of the Corporation in response to all inquiries in respect thereof;

(s)                                   The Corporation’s legal counsel is acting solely for the Corporation in connection with the Offering, the Subscriber may not rely upon such counsel in any respect and the Subscriber has been encouraged to and should obtain independent legal, income tax and investment advice with respect to its subscription;

(t)                                    To the best of the Subscriber’s knowledge none of the Funds (i) have been or will be derived from or related to any activity that is deemed criminal under the Laws the United States of America or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber. The Subscriber will promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and will provide the Corporation with appropriate information in connection therewith; and

(u)                                 The Subscriber has read and understands the contents of this Agreement and agrees to be legally bound hereby.

Section 7. Reliance Upon Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges that the representations, warranties, covenants and acknowledgements contained in this Agreement are made by the Subscriber with the intent that they may be relied upon by the Corporation and its legal counsel. The Subscriber covenants with the Corporation that such representations, warranties, covenants and acknowledgements will be true at the time of execution of this Agreement and at the Closing, and will continue in full force and effect and be binding upon the Subscriber notwithstanding any subsequent disposition of the Shares, the Warrants or the Warrant Shares. The Corporation acknowledges that the representations, warranties, covenants and acknowledgements contained in this Agreement are made by the Corporation with the intent that they may be relied upon by the Subscriber and its legal counsel. The Corporation covenants with the Subscriber that such representations, warranties, covenants and acknowledgements will be true at the time of execution of this Agreement and at the Closing.

Section 8. Indemnities

(a)                                 The Subscriber agrees to indemnify and hold harmless the Corporation and its directors, officers, employees, agents, advisors and legal counsel, and their respective Associates and Affiliates, from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Corporation in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant, acknowledgement or agreement made by the Subscriber herein or in any document furnished by the Subscriber to the Corporation in connection herewith.

(b)                                 The Corporation agrees to indemnify and hold harmless the Subscriber and its directors, officers, employees, agents, advisors and legal counsel, and their respective Associates and Affiliates, from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Corporation contained herein or in any document furnished by the Corporation to the Subscriber in connection herewith being untrue in any material respect or any breach or failure by the Corporation to comply with any covenant, acknowledgement or agreement made by the Corporation herein or in any document furnished by the Corporation to the Subscriber in connection herewith.

Section 9. Collection of Personal Information

The Subscriber acknowledges and consents to the fact that the Corporation is collecting the Subscriber’s personal information for the purpose of fulfilling this Agreement and completing the Offering. The Subscriber agrees that such personal information may be disclosed by the Corporation to (a) stock exchanges or securities regulatory authorities, (b) the Corporation’s registrar and transfer agent, (c) Canadian and U.S. tax authorities, (d) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and (e) any of the other parties involved in the Offering, including the Corporation’s legal counsel, and may be included in record books in connection with the Offering. By executing this Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information and to the retention of such personal information for as long as permitted or required by Law or business practice. Notwithstanding that the Subscriber may be purchasing the Units as trustee or agent on behalf of an undisclosed principal, the Subscriber agrees to provide, on request, particulars as to the identity of such undisclosed principal as may be required by the Corporation in order to comply with the foregoing.

Section 10. Representations and Warranties of the Corporation

The Corporation represents and warrants to the Subscriber that, and acknowledges and confirms that the Subscriber is relying upon such representations and warranties in connection with the purchase of the Units by the Subscriber hereunder:

(a)                                 Organization. Each of the Corporation and the Subsidiary is a valid and subsisting corporation duly incorporated and in good standing under the Laws of the respective jurisdiction in which it is incorporated. Each of the Corporation and the Subsidiary is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where required under the Laws of those jurisdictions and has all requisite corporate capacity and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets and conduct its business as described in the Public Record.

(b)                                 Compliance with Laws. Except where non-compliance does not have and would not reasonably be expected to have a Material Adverse Effect, each of the Corporation and the Subsidiary has conducted and is conducting its business in compliance with all applicable Laws of each jurisdiction in which it carries on business and neither the Corporation nor the Subsidiary has received any notice of any alleged violation of any such Laws. The Corporation is not aware of any Law, or proposed Law published by a legislative body, which it anticipates will adversely affect the Business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation on a consolidated basis.

(c)                                  Authorization. The Corporation has or will have prior to the Closing Date the requisite corporate power and capacity to complete the Offering, to enter into this Agreement and to perform its obligations hereunder, including the issue and sale of the Units. This Agreement has been or will be prior to the Closing Date duly authorized, executed and delivered by the Corporation and is or will be prior to the Closing Date a valid and binding agreement of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)                                 No Violation. The execution and delivery of this Agreement and the issue and sale of the Units by the Corporation do not and will not conflict with, and do not and will not result in a breach of, any of the terms of the Corporation’s constating documents or any agreement or instrument to which either the Corporation or the Subsidiary is a party.

(e)                                  The Corporation has complied and will comply fully with the requirements of all corporate and Applicable Securities Laws in all matters relating to the Offering, including the issue and sale of the Units.

(f)                                   Capitalization. The authorized capital stock of the Corporation consists of 400,000,000 shares of common stock with a par value of US$0.001.  The Disclosure Schedule sets forth the issued and outstanding capital of the Corporation as at the date set out in the Disclosure Schedule.    All of the issued and outstanding Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Corporation any Shares or other security of the Corporation or any Convertible Securities.  Except as set forth in the Disclosure Schedule no other securities of the Corporation are issued and outstanding other than the Shares referred to in this section 10(f).

(g)                                  Issuance of Units. The Units have been or will be prior to the Closing Date duly created and authorized for issuance and, upon receipt by the Corporation of the Funds in full, will be validly issued.

(h)                                 Issuance of Unit Shares. The Unit Shares have been or will be prior to the Closing Date duly authorized for issuance and, when issued and delivered by the Corporation will be validly issued as fully paid and non-assessable shares in the capital stock of the Corporation, free and clear of any and all Encumbrances.

(i)                                     Issuance of Warrants. The Warrants have been or will be prior to the Closing Date duly created and authorized for issuance and, when issued and delivered by the Corporation will be validly issued.

(j)                                    Issuance of Warrants Shares. The Warrant Shares have been or will be prior to the Closing Date duly reserved and authorized for issuance and, upon receipt by the Corporation of the exercise price therefor in full, will be validly issued as fully paid and non-assessable shares in the capital of the Corporation, free and clear of any and all Encumbrances.

(k)                                 No General Solicitation. Neither the Corporation nor any of its Affiliates, nor any person acting on its or their behalf, has engaged in or will engage in any form of “general solicitation” or “general advertising” (as such terms are defined in Rule 502(c) of Regulation D) in the United States with respect to offers or sales of the Units.

(l)                                     Litigation. Except as may be disclosed in the Public Record, neither the Corporation nor the Subsidiary is a party to any actions, suits or proceedings which could materially affect the business or financial condition of the Corporation and, to the best of the Corporation’s knowledge, no such actions, suits or proceedings are contemplated or have been threatened.

There are no judgments against the Corporation or the Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Corporation or the Subsidiary is subject.

(m)                             No Insolvency Proceedings. Neither the Corporation nor the Subsidiary has: (i) committed an act of bankruptcy and neither is insolvent; (ii) proposed a compromise or arrangement to its creditors generally; (iii) to the Corporation’s knowledge, had a petition or a receiving order in bankruptcy filed against it; (iv) made a voluntary assignment in bankruptcy; (v) taken any proceedings with respect to a compromise or arrangement; (vi) taken any proceedings to have itself declared bankrupt or wound-up; (vii) taken any proceedings to have a receiver appointed for any of its property; and (viii) had any execution or distress become enforceable or become levied upon any of its property.

(n)                                 Voting and Registration Rights. Other than as contemplated herein, neither the Corporation nor, to the knowledge of the Corporation, any of its shareholders, is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangement in respect of outstanding securities of the Corporation. Other than as set out in the Disclosure Schedule and as contemplated herein, there are no persons with registration rights or other similar rights granted by the Corporation to have any securities of the Corporation registered or qualified for distribution pursuant to any Applicable Securities Laws.

(o)                                 Regulatory Matters.

(i)            The Corporation is a “reporting issuer” under the Applicable Securities Laws of each of the Reporting Jurisdictions and is not noted as being in default on the list of reporting issuers maintained under the Applicable Securities Laws of each of the Reporting Jurisdictions, and in particular, without limiting the foregoing, the Corporation is in material compliance with its disclosure obligations under the Applicable Securities Laws and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators. The Corporation has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator or the SEC seeking to revoke the reporting issuer status of the Corporation.  The Corporation is current in filing all reports required to be filed by it pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act.

(ii)           Except as disclosed in the Disclosure Schedule, as of their respective filing dates, each of the documents comprising the Public Record complied in all material respects with the requirements of Applicable Securities Laws.  None of the documents comprising the Public Record contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Corporation has not filed any confidential material change report or other confidential report with any Securities Regulators, the SEC or other Governmental Entity which at the date hereof remains confidential.

(iii)          The Technical Report complies in all material respects with the provisions of NI 43-101.

(p)                                 Listing of Shares. The Shares are listed and posted for trading on the CSE and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the issuance of such securities or the trading of any of the Corporation’s issued Shares has been issued and no (formal or informal) proceedings for such purpose have been threatened or, to the knowledge of the Corporation, are pending. The Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Shares on or from the CSE.

(q)                                 Financial Statements. The Financial Statements comply as to form in all material respects with Applicable Securities Laws. The Financial Statements have been prepared in accordance with generally accepted accounting principles of the United States and present fairly, in all material respects, the financial condition of the Corporation, on a consolidated basis, as at the dates thereof and for the periods then ended. The Corporation does not intend to correct or restate, nor, to the knowledge of the Corporation, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(r)                                    No Liabilities. The Corporation, on a consolidated basis, does not have any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Public Record which materially adversely affects the Corporation on a consolidated basis or would reasonably be expected to have a Material Adverse Effect upon the condition (financial or otherwise), capital, property, assets, operations or Business of the Corporation on a consolidated basis.  Without limiting the generality of the foregoing, the Corporation on a consolidated basis does not have any material obligation or liability except as disclosed in the Public Record or those arising in the ordinary course of business, none of which is materially adverse to the Corporation.

(s)                                   No Material Changes. Except as disclosed in the Public Record, since April 30, 2018, no change has occurred in any of the assets, business, financial condition or results of operations of the Corporation on a consolidated basis which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects of the Corporation, or on the price or value of the Shares.

(t)                                    Permits. The Corporation and the Subsidiary have obtained all permits, certificates, licenses, approvals, consents and other authorizations (collectively, the “Permits”) issued by the appropriate Governmental Authority necessary to carry on the Business of the Corporation as it is currently conducted and the Corporation expects any additional Permits that are required to carry out its planned business activities, including without limitation the re-commencement of exploration activities at the Project, to be obtained, except where the failure to possess or obtain such Permits would not reasonably be expected to have a Material Adverse Effect.  The Corporation and the Subsidiary are in compliance with the terms and conditions of all such Permits currently held except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(u)                                 Mineral Rights.

(i)            The Technical Report and the Public Record describe all mineral interests, mining concessions, mining tenements or other mineral rights owned by or subject to any license, option or similar agreement in favour of the Corporation that are material to the Business (the “Mineral Rights”).  The Corporation does not hold, license or have any other material interest in any mineral interests, mining concessions, mining tenements or other mineral rights other than the Mineral Rights.

(ii)           The Mineral Rights have been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims.

(iii)          The Corporation is the registered and beneficial owner of the Mineral Rights with good and marketable title thereto, free and clear of any title defect or Encumbrance.

(iv)          The Mineral Rights constitute all of the right, title and interest necessary or appropriate to authorize and enable the Corporation to carry on the Business.

(v)           The Corporation has the exclusive right to deal with the Mineral Rights, and there are no restrictions on the ability of the Corporation to use, transfer or exploit the Mineral Rights except pursuant to applicable Laws.

(vi)          No person other than the Corporation has any interest in the production or profits to be obtained in the future from the Mineral Rights or any royalty in respect thereof or any right to acquire any such interest.

(vii)         There are no farm-in or earn-in rights, rights of first refusal or similar rights or provisions which could materially affect the Mineral Rights.

(viii)        The Corporation has not received any notice, whether written or oral, from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke the interest of the Corporation in any Mineral Right.

(ix)          The Mineral Rights are in good standing under applicable Law; all work required to be performed thereon has been performed and all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(x)           All exploration activities in respect of the Mineral Rights have been conducted in all material respects in accordance with good mining and engineering practices and all material workers’ compensation and health and safety regulations have been complied with.

(xi)          There are no adverse claims, actions, suits or proceedings that have been commenced, and to the knowledge of the Corporation none are pending or threatened and there are no state of facts or events that may give rise thereto or which could affect the title to or right to explore or develop the Mineral Rights which involves the possibility of any judgment or liability affecting the Mineral Rights.

(v)                                 Expropriation. No asset of the Corporation and none of the Mineral Rights have been taken or expropriated by any Governmental Entity or person, nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Corporation, is there any intent or proposal to give any such notice or commence any such proceeding.

(w)                               No Options, etc. Other than as disclosed in the Public Record, no person has any contract (including an option) or any right or privilege capable of becoming same for the purchase from the Corporation of any of its material assets (including without limitation the Mineral Rights).

(x)                                 Environmental.

(i)            To the knowledge of the Corporation, the Business, and the Mineral Rights and all operations thereon have been and are in material compliance with Environmental Laws.

(ii)           The Corporation has not used or permitted to be used, except in compliance with all Environmental Laws, any property of the Corporation to release, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance.

(iii)          None of the Corporation, the Business nor the Mineral Rights is subject to any pending, nor, to the knowledge of the Corporation, any threatened:

(A)       claim, action, notice, demand, allegation, investigation, proceeding, application, order, judgment, requirement or directive which relates to environmental, Hazardous Substances, human health or safety matters, and which may require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and there is no basis for such a claim, action, notice, demand, allegation, investigation, proceeding, application, order, judgment, requirement or directive); or

(B)       allegation, demand, direction, order, notice or prosecution with respect to any Environmental Law applicable thereto including any Laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Business or the Mineral Rights and the Corporation has not settled any allegation of non-compliance with Environmental Laws prior to prosecution.

(iv)          To the knowledge of the Corporation, there are no pending or proposed changes to Environmental Laws that would render illegal or materially restrict, the Business.

(y)                                 Taxes. Except as disclosed in the Disclosure Schedule, all Taxes due and payable by the Corporation and the Subsidiary, have been paid except where the failure to pay such Taxes would not reasonably be expected to have a Material Adverse Effect in respect of the Corporation on a consolidated basis.  All Tax Returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings did not contain a misrepresentation as at the respective dates thereof except where the failure to file such documents or such misrepresentation would not reasonably be expected to have a Material Adverse Effect in respect of the Corporation on a consolidated basis.  To the knowledge of the Corporation, no examination of any Tax Return of the Corporation or the Subsidiary is currently in progress and there are no issues or disputes outstanding with or threatened by any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiary.

(z)                                  Investment Corporation. The Corporation is not, and at the time of Closing will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, and is not registered or required to be registered under such act.

(aa)                          Foreign Corrupt Practices. None of the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee or other person acting on behalf of the Corporation, in the course of its actions for, or on behalf of, the Corporation (i) used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made, or authorized the making of, any direct or indirect unlawful payments to any Canadian, United States or foreign government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act or any similar act under any Laws that the Corporation is subject to; or (iv) made, or authorized the making of, any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(bb)                          Insurance. The assets of the Corporation, and its Business are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not breached the terms of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder. There are no claims by the Corporation or the Subsidiary under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause.  The Corporation does not have any reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such insurance coverage expires or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its Business as now conducted and at a cost that would not result in a Material Adverse Effect.

(cc)                            No Misrepresentation. All information which has been prepared by the Corporation relating to the Corporation and its Business, properties and liabilities and either publicly disclosed or provided to the Subscriber, including all financial, marketing, sales and operational information provided to the Subscriber and all documents in the Public Record is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(dd)                          Full Disclosure. To the knowledge of the Corporation, there is no matter, thing, information, fact, data or interpretation thereof relating to the Corporation, the Business or any of its property and assets which could reasonably be expected to have a significant effect on the price or value of the Shares which has not been disclosed to the Subscriber.

Section 11. Covenants of the Corporation

The Corporation  hereby covenants to the Subscriber, and acknowledges that the Subscriber is relying on such covenants in connection with the purchase of the Units, that the Corporation (including its successors and assigns if applicable) will:

(a)                                 within the required time, file with any applicable securities agency or commission, any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Offering, together with any applicable filing fees and other materials;

(b)                                 use the net proceeds of the Offering only as set forth in the Term Sheet;

(c)                                  ensure that at all times prior to the expiry of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants in accordance with their terms;

(d)                                 ensure that the Warrant Shares issuable upon the due exercise of the Warrants in accordance with their terms, shall be duly issued as fully paid and non-assessable Shares of the Corporation on payment of the exercise price therefor;

(e)                                  use its commercially reasonable efforts to maintain its status as a “reporting issuer” in, not in default of any requirement of the Applicable Securities Laws of, the Reporting Jurisdictions and to maintain its status as a reporting issuer under the U.S. Exchange Act that is current in its reporting obligations thereunder, in each case until the date that is two years following the Closing Date, other than in circumstances where the Corporation completes a reverse take-over, merger, amalgamation, arrangement, take-over bid, insider bid, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or similar transaction whereby the Corporation completes a business combination with another public corporation;

(f)                                   not take any action which would reasonably be expected to result in the delisting or suspension of the Shares on or from any securities exchange, market or trading or quotation facility on which the Shares are now or are then listed or quoted and the Corporation shall comply with the rules and regulations thereof for a period of two years following the Closing Date, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be listed so long as the holders of Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the Shares have approved the transaction; and

(g)                                  for a period of at least two years after the Closing Date (other than in circumstances where the Corporation completes a reverse take-over, merger, amalgamation, arrangement, take-over bid, insider bid, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or similar transaction whereby the Corporation completes a business combination with another public corporation), use its commercially reasonable efforts to remain a corporation validly subsisting under the Laws of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws, rules and regulations of each such jurisdiction.

Section 12. Registration Rights

The Corporation hereby grants to the Subscriber the registration rights with respect to the Shares as described in Schedule “D” attached hereto and incorporated herein by reference.  In the event of a conflict between such Schedule “D” and this Agreement, the contents of Schedule “D” shall prevail.

Section 13. Additional Purchase Rights

(a)                                 The following Sections 13 to 17 inclusive shall survive Closing and shall not merge on Closing and shall be in full force and effect in accordance with their respective terms.

(b)                                 Subject to compliance with Applicable Securities Laws and, if required, the acceptance of the CSE, the Corporation hereby grants the Subscriber the following rights in respect of any future private or public equity financing (each an “Equity Financing”) of Shares or securities convertible into Shares (collectively, the “Equity Securities”) undertaken by the Corporation subsequent to closing of the Current Financing and provided the Subscriber’s Percentage Equity Ownership Interest equals or exceeds 5% or more of the outstanding Shares of the Corporation:

(i)    the right (but not the obligation) to participate, on a pro rata basis, in any future Equity Financing of Equity Securities undertaken by the Corporation to the extent required to allow the Subscriber to maintain the same Percentage Equity Ownership Interest in the Corporation that it possessed immediately prior to closing of the Equity Financing such that the Subscriber does not suffer any equity dilution; and

(ii)   the right (but not the obligation) to participate in any future Equity Financing of Equity Securities undertaken by the Corporation to the extent required to allow the Subscriber to increase its Percentage Equity Ownership Interest in the Corporation to a maximum of 19.9% of the issued and outstanding Shares immediately following the closing of such Equity Financing (assuming the conversion, exchange or exercise of all Convertible Securities then beneficially owned or held by the Subscriber).

For greater certainty, “Equity Financing” does not include any issuances of (i) options granted pursuant to the Corporation’s stock option plan after the Closing Date (“Post Closing Options”), (ii) Shares issued upon the exercise of currently outstanding options; (iii) Shares issued upon the exercise of Post-Closing Options or (iv) Shares issued upon the exercise of share purchase warrants.

(c)                                  The Corporation shall deliver a notice to the Subscriber in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least seven Business Days prior to the proposed closing date of the Equity Financing and provide the Subscriber with all the terms and conditions of such Equity Financing known to the Corporation, including any term sheet or equivalent document to be utilized by the Corporation as part of the Equity Financing. The Corporation shall deliver any and all updates, revisions and restatements of any such term sheet or equivalent document as soon as the same has been finalized.

(d)                                 If the Subscriber wishes to exercise its rights to participate in an Equity Financing pursuant to Subsections (b)(i) or (ii) above to either maintain its then current Percentage Equity

Ownership Interest in the Corporation or increase its Percentage Equity Ownership Interest in the Corporation to 19.9%, then the Subscriber shall provide the Corporation with written notice (the “Equity Financing Notice”) of its desire to participate in the Equity Financing and the number of Equity Securities it wishes to purchase within seven Business Days of the Subscriber’s receipt of the notice of the Equity Financing, failing which the Subscriber shall be deemed to have elected not to exercise its rights granted under this Subsection, but only for that one particular Equity Financing, it being understood and agreed that any such election not to exercise rights granted under this Subsection shall not be in derogation of rights of the Subscriber with respect to any future Equity Financing.

(e)                                  If the Subscriber delivers the Equity Financing Notice as prescribed under this Subsection, then the Corporation and the Subscriber shall complete the subscription for the additional Equity Securities that are the subject of the Equity Financing Notice concurrently with the completion of the Equity Financing. If the Subscriber elects, or is deemed to have elected (as described above), not to exercise its rights under this Subsection, then the Corporation may complete the Equity Financing, provided that such Equity Financing is upon the same terms and conditions as those set out in the notice of the Equity Financing provided to the Subscriber.

(f)                                   In determining the Subscriber’s percentage equity ownership interest in the Corporation (the “Percentage Equity Ownership Interest”), such ownership shall be calculated as follows:

A  = B/C X 100

Where:

A:                                   Percentage Equity Ownership Interest

B:                                   Number of Shares owned beneficially by the Subscriber and its Affiliates, collectively

C:                                   Outstanding Equity Securities less the number of any outstanding Post Closing Options and any Shares that have been issued upon exercise of Post Closing Options.

Section 14. Right to Appoint a Director

(a)                                 As at the Closing Date, and provided that the Subscriber’s Percentage Equity Ownership Interest equals or exceeds 5% of the outstanding Shares of the Corporation, the Subscriber will have the right (but not the obligation) to nominate one person (the “Nominee”) to act as a director of the Corporation at each meeting of Shareholders at which directors of the Corporation are to be elected, provided that any such nominee consents in writing to serve as a director and is subject to acceptance by the CSE or any other applicable securities regulatory authority of such nominee’s Personal Information Form.

(b)                                 The Corporation shall promptly take all steps as may be necessary to appoint, within ten Business Days of such person’s nomination, the initial Nominee to serve on the Board until the next meeting of Shareholders.

(c)                                  In the event that the size of the Board is increased at any time following the Closing Date, and provided that the Subscriber’s Percentage Equity Ownership Interest equals or exceeds 5% of the outstanding Shares of the Corporation, the number of persons the Subscriber is entitled to designate to be nominated, appointed and serve as directors of the Corporation, shall be increased to such number, rounded up to the closest number of directors, as is equal to the Subscriber’s percentage ownership interest in the Corporation multiplied by the number of directors comprising the Board.

(d)                                 So long as the Subscriber’s Percentage Equity Ownership Interest equals or exceeds 5% of the outstanding Shares of the Corporation, the Corporation shall cause the Nominee to be included in the slate of nominees proposed by the Board to its Shareholders for approval as directors at each meeting of the Shareholders where directors are to be elected by Shareholders.

(e)                                  The Corporation shall use all reasonable efforts to cause the election of the Nominee, including soliciting proxies in favour of the election of the Nominee.

(f)                                   The Corporation shall notify the Subscriber in writing immediately upon determining the date of any meeting wherein directors are to be elected.

(g)                                  The Subscriber shall, after consultation with the Corporation in good faith, advise the Corporation of the identity of the Nominee at least fifteen Business Days prior to the date on which proxy solicitation materials are to be mailed by the Corporation (as advised by the Corporation to the Subscriber at least 25 Business Days prior to such date) for purposes of any meeting of Shareholders at which directors are to be elected. If the Subscriber does not advise the Corporation of the identity of the Nominee prior to such deadline, then the Subscriber will be deemed to have nominated the incumbent Nominee(s).

(h)                                 If any Nominee ceases to hold office as a director of the Corporation for any reason (including death, disability, resignation or removal by the Subscriber), the Subscriber shall be entitled to nominate an individual (so long as such individual has been accepted by the CSE or any other applicable securities regulatory authority) to replace him or her and the Corporation shall promptly take all steps as may be necessary to appoint, within ten Business Days of such nomination, such individual to the Board to replace the Nominee who has ceased to hold office. Any such succeeding individual shall thereafter be a Nominee.

(i)                                     The Corporation hereby agrees that it shall cause the management of the Corporation to, in respect of every meeting of Shareholders at which the election of the directors is to be considered, and at every reconvened meeting following an adjournment or postponement thereof, endorse and recommend each Nominee identified in the Company’s proxy materials for election to the Board so long as such Nominee has been accepted by the CSE or any other applicable securities regulatory authority, and shall vote the Shares in respect of which management is granted a discretionary proxy in favour of the election of such Nominee to the Board at every such meeting.

(j)                                    The Corporation shall, subject to applicable corporate Laws, indemnify and hold harmless each Nominee (and his or her respective estates and heirs) (collectively, the “Nominee Indemnitees”) from and against any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) incurred by the Nominee Indemnitee before, on or after the date of this Agreement (collectively, the “Indemnified Liabilities”), arising out of any actual or threatened action, cause of action, suit, proceeding or claim arising directly or indirectly out of the Nominee Indemnitees’ status as a director of the Corporation or a member of any committee of the Board; provided that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, the Corporation hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable Law. The rights of the Nominee Indemnitees to indemnification hereunder shall be in addition to any other rights the Nominee Indemnitees may have under any other agreement to which the Nominee Indemnitees are or become a party or is or otherwise become a beneficiary or under Law or regulation or under the constating documents or insurance policies of the Corporation and shall extend to the Nominee Indemnitees’ successors and assigns.

(k)                                 Each Nominee Indemnitee shall be entitled to the benefit of any directors’ liability insurance or indemnity to which other directors of the Corporation are entitled. Upon the request of the

Subscriber, the Corporation shall enter into such indemnity agreements with the Nominee Indemnitees as requested by the Subscriber.

Section 15. Formation of a Advisory Committee

(a)                                 The Corporation will, within ten Business Days following the Closing Date, establish an advisory committee (the “Advisory Committee”), through which the Subscriber will provide advice and recommendations with respect to technical and strategic decisions to be taken in furtherance of the exploration and development of the Project. For greater certainty, the Advisory Committee shall be a committee of the Corporation and, for the avoidance of doubt, shall not be (and shall not be deemed to be) a committee of the Board. The Advisory Committee shall have an opportunity to consider and provide suggestions with respect to material decisions in respect of the Project and management of the Corporation shall give reasonable consideration to any advice or recommendations made by the Advisory Committee (provided that, for greater certainty, the role of the Advisory Committee is to provide advice to management of the Corporation on technical and other matters, and any recommendations of the Advisory Committee shall not be binding upon the Corporation and shall not override the fiduciary duty of directors and officers of the Corporation or fetter their discretion in any way whatsoever).

(b)                                 In particular, but without limitation, the Corporation will provide monthly reports to the Advisory Committee with respect to developments at the Project and the Advisory Committee shall meet monthly to discuss and provide advice to management of the Corporation with respect to the Project, including: (A) technical aspects of the exploration, development mining feasibility, and mining operations of the Project; (B) matters relating to the technical performance of the Project; (C) any other technical matters which are anticipated to, in the Advisory Committee’s opinion, maximize the technical performance of the Project; (D) senior staffing matters; (E) each prefeasibility study, feasibility study, preliminary economic assessment,  economic assessment, life of mine plan and each annual budget; (C) material capital expenditures; and (D) any decision to materially expand, suspend or terminate any type of operations at the Project.

(c)                                  The Advisory Committee shall be comprised of four members, two of whom shall be appointed by the Subscriber and two of whom shall be appointed by the Corporation. Each of the Subscriber and the Corporation may appoint one or more alternates to act in the absence of one or more of its regular members. Any alternate so acting will be deemed to be a member.

(d)                                 A member appointed by the Corporation shall act as the chairperson of the Advisory Committee. The chairperson of the Advisory Committee shall not, in the case of an equality of votes, have a second or casting vote.

(e)                                  Either the Subscriber or the Corporation may at any time, upon notice to the other party, remove any of their appointees on the Advisory Committee and appoint another individual in his or her place. Any appointment or removal of a member or alternate (including the address for service of each member or alternate and any subsequent change in those addresses) must be notified in writing by the appointing party to the Chief Executive Officer of the Corporation and the other party. The relevant appointment or removal will take effect immediately on delivery of such notice.

(f)                                   The Subscriber and the Corporation shall, within 30 days of the Closing Date, establish protocols for calling and holding of meetings of such Advisory Committee.

Section 16. Right of First Offer/Right of First Refusal

For a period of six months from the Closing Date, the Subscriber shall be granted a right of first offer as well as a right of first refusal to acquire any interest, including a joint venture interest, in the Project, on terms and conditions that include the following:

(a)                                 In the event that the Corporation shall seek to directly or indirectly sell any interest, including a joint venture interest, in the Project (the “ROFO Offered Interest”), it shall by notice (the “ROFO Notice”) first offer the same to the Subscriber, setting out the material terms and conditions attaching to such sale. The Subscriber shall have a period of 60 days to determine whether it shall purchase the ROFO Offered Interest. If the Subscriber shall elect to purchase the ROFO Offered Interest, the Subscriber and the Corporation shall negotiate in good faith and shall complete the purchase and sale of the ROFO Offered Interest within a further period of 30 days, on substantially the terms and conditions set out in the ROFO Notice.

(b)                                 In the event that the Subscriber shall not (i) elect to purchase the ROFO Offered Interest or (ii) complete the purchase of the ROFO Offered Interest, then the Corporation shall have the right to complete the sale of the ROFO Offered Interest with a third party provided that the transaction is on substantially the same terms and conditions set out in the ROFO Notice and provided that the transaction shall be completed within a period of 60 days after the Offer Rejection Date, failing which, the right of first offer/right of first refusal granted to the Subscriber shall revive.

(c)                                  In the event that the Corporation does not send a ROFO Notice to the Subscriber and the Corporation receives an offer from a third party (the “ROFR Offer”) to acquire, directly or indirectly, any interest, including a joint venture interest, in the Project (the “ROFR Offered Interest”), then the Corporation shall send a copy of the ROFR Offer to the Subscriber together with an offer to the Subscriber to acquire the ROFR Offered Interest on the same terms and conditions as set out in the ROFR Offer. The Subscriber shall have a period of 60 days to determine whether it shall purchase the ROFR Offered Interest. If the Subscriber shall elect to purchase the ROFR Offered Interest, the Subscriber and Rise shall negotiate in good faith and shall complete the purchase and sale of the ROFR Offered Interest within a further period of 30 days, on substantially the terms and conditions set out in the ROFR Notice.

(d)                                 If the Subscriber shall not (i) elect to purchase the ROFR Offered Interest or (ii)  complete the purchase of the ROFR Offered Interest, then the Corporation shall have the right to complete the sale of the ROFR Offered Interest with the third party, provided that the transaction is completed on substantially the same terms and conditions as set out in the ROFR Offer and provided that the transaction shall be completed within a period of 45 days after the Offer Rejection Date, failing which, the right of first offer/right of first refusal granted to the Subscriber hereunder shall revive.

(e)                                  It is additionally understood and agreed that the Subscriber shall have the right to direct that a wholly-owned subsidiary be the counterparty that shall complete the transaction and that the applicable parties shall use their commercially reasonable efforts to reach agreement as to the definitive agreement that shall apply with respect to the ROFO Offered Interest or ROFR Offered Interest, as applicable.

Section 17. Authorization

The Subscriber authorizes the Corporation to provide to the applicable securities regulator(s) or stock exchange such personal information of the Subscriber as may be required.

Section 18. Notice

Any notice or other communication to be given hereunder shall, in the case of notice to be given to:

(a)                                 the Corporation, be addressed to:

Rise Gold Corp.

650 — 669 Howe Street

Vancouver, BC  V6C 0B4

Attention:  Vince Boon

Tel:  [                     ]
Email:  [                     ]

with a copy to the Corporation’s counsel (which shall not constitute notice):

Thomas, Rondeau LLP

1780 — 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Dale A. Rondeau

Email: drondeau@thomasrondeau.com

(b)                                 the Subscriber, be addressed to:

the name and address of the Subscriber set out on the face page of the Agreement or to such other address, email address or person that the Party designates by notice given in accordance with the foregoing provisions. Any such notice: (i) if delivered personally or by courier, will be deemed to have been given and received on the date of such delivery provided that if such day is not a Business Day then it will be deemed to have been given and received on the first Business Day following such day; and (ii) if transmitted by email or other form of electronic communication, will be deemed to have been given on the date of transmission if sent before 5:00 p.m. (Vancouver time) on a Business Day or, if not before 5:00 p.m. (Vancouver time), on the first Business Day following the date of transmission provided that the sender has evidence of a successful transmission such as a confirmation or electronic delivery receipt.

Section 19. Electronic Delivery

The Subscriber consents to the electronic delivery of any documents required to be delivered by the Corporation to holders of any Securities, including prospectuses, financial statements and proxy related materials, unless the method of delivery is mandated by governing legislation and does not include electronic delivery. Such electronic delivery shall be made to the Subscriber’s email address as provided in this Agreement.

Section 20. Costs

The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber, including any fees and disbursements of any advisor retained by the Subscriber relating to the purchase of the Units, or to the subsequent transfer by the Subscriber of any of the Securities, will be borne by the Subscriber.

Section 21. Entire Agreement

This Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. Neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by both parties, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of authorship of any of the provisions of this Agreement.

Section 22. Governing Law

This Agreement and all related agreements between the Parties hereto shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein, without reference to its rules governing the choice or conflict of laws. The Parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the city of Vancouver, with respect to any dispute to or arising out of this Agreement.

Section 23. Enurement & Assignment

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Subscriber and the Corporation and their respective successors and permitted assigns; provided that, except for the assignment by the Subscriber if it is acting as nominee or agent for a beneficial purchaser and as otherwise herein provided, this Agreement shall not be assignable by either party without the prior written consent of the other party.

Section 24. Counterparts

This Agreement may be executed in as many counterparts as may be necessary and delivered by electronic transmission, each of which will be deemed to be an original and such counterparts together will constitute one and the same instrument.

Section 25. Currency

All references to currency in this Agreement are to Canadian dollars unless otherwise indicated.

Section 26. Time of Essence

Time shall be of the essence of this Agreement.

Section 27. Headings

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the interpretation of this Agreement.

Section 28. Third Party Beneficiaries

This Agreement (and in particular the registration rights provisions set forth in Schedule “C”) is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

SCHEDULE “D”

REGISTRATION RIGHTS

The Corporation hereby grants the Subscriber the following registration rights. It is the intention that this Schedule “D” be made a part of and be incorporated into the Agreement to which this Schedule “D” is attached. All notices to be provided under this Schedule “D” shall be deemed duly delivered and received in accordance with the notice provision set out in the main body of the Agreement.

1.                                      Certain Definitions. Capitalized terms used but not defined herein shall have the meanings as defined in the Agreement. As used in this Schedule “D”, the following terms shall have the following meanings:

“Effective Date” means the date the Registration Statement is declared effective by the SEC.

“Family Member” means (a) with respect to any individual, such individual’s spouse, any descendants (whether natural or adopted), any trust all of the beneficial interests of which are owned by any of such individuals or by any of such individuals together with any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the estate of any such individual, and any corporation, association, partnership or limited liability company all of the equity interests of which are owned by those above described individuals, trusts or organizations and (b) with respect to any trust, the owners of the beneficial interests of such trust.

“Final Closing Date” means the date of the final Closing.

“Holder” means each Subscriber or any of such Subscriber’s respective successors and Permitted Assignees who acquire rights in accordance with this Agreement with respect to any Registrable Securities directly or indirectly from a Subscriber or from any Permitted Assignee.

“Permitted Assignee” means (a) with respect to a partnership, its partners or former partners in accordance with their partnership interests, (b) with respect to a corporation, its stockholders in accordance with their interest in the corporation, (c) with respect to a limited liability company, its members or former members in accordance with their interest in the limited liability company, (d) with respect to an individual party, any Family Member of such party, (e) an entity that is controlled by, controls, or is under common control with a transferor, or (f) a party to this Agreement.

“Potential Material Event” means any of the following:

(a)                                 the possession by the Corporation of material information not ripe for disclosure in a registration statement, as determined in good faith by the Chief Executive Officer, President or the Board that disclosure of such information in a Registration Statement would be detrimental to the business and affairs of the Corporation; or

(b)                                 any material engagement or activity by the Corporation which would, in the good faith determination of the Chief Executive Officer, President or the Board, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Chief Executive Officer, President or the Board that the applicable Registration

Statement would be materially misleading absent the inclusion of such information; provided that:

(i)                                     the Corporation shall not use such right with respect to the Registration Statement for more than an aggregate of 90 days in any 12-month period; and

(ii)                                  the number of days the Corporation is required to keep the Registration Statement effective shall be extended by the number of days for which the Corporation shall have used such right.

“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated by the SEC pursuant to the U.S. Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means, as of any date of determination: (a) all of the Unit Shares issued in the Offering, (b) all Warrant Shares, and (c) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Corporation shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as (a) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective by the SEC under the U.S. Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (b) such Registrable Securities have been previously sold in accordance with Rule 144 or (c) such securities are eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter issued by counsel to the Corporation to such effect, addressed, delivered and acceptable to the Corporation’s transfer agent.

“Registration Effectiveness Deadline” means the date that is one hundred twenty (120) calendar days after the Registration Statement is first filed with the SEC.

“Registration Filing Deadline” means the date that is sixty (60) calendar days after the Final Closing Date.

“Registration Period” has the meaning set forth in section 3 of this Schedule “D”.

“Registration Statement” means the registration statement that the Corporation is required to file pursuant to section 2 of this Schedule “D” including (in each case) the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

“Rule 144” means Rule 144 promulgated by the SEC under the U.S. Securities Act, as such rule may be amended or supplemented from time to time, or any similar successor rule that may be promulgated by the SEC.

“SEC” means the United States Securities and Exchange Commission.

“Trading Day” means any day on which the CSE, or such other securities exchange which at the time constitutes the principal securities market for the Shares, is open for general trading of securities.

2.                                     Registration Rights.  The Corporation shall use commercially reasonable efforts to:

(a)                                 prepare and file with the SEC a Registration Statement on Form S-1, or any other form for which the Corporation then qualifies or which counsel for the Corporation shall deem appropriate and which form shall be available for the resale by the Holders of all of the Registrable Securities;

(b)                                 make the initial filing of the Registration Statement no later than the Registration Filing Deadline, and

(c)                                  cause such Registration Statement to be declared effective by the Registration Effectiveness Deadline, and in any event as soon as reasonably practicable after the Final Closing Date.

Notwithstanding the foregoing, in the event that the staff of the SEC (the “Staff”) limits the number of Registrable Securities that may be sold pursuant to the Registration Statement, the Corporation may remove from the Registration Statement such number of Registrable Securities as specified by the Staff on behalf of all of the Holders from the Registrable Securities, on a pro rata basis among the Holders thereof. In such event, the Corporation shall give the Holders prompt notice of the number of Registrable Securities excluded therefrom. The Corporation shall have no liability whatsoever to any Holder with respect to any Registrable Securities that are excluded by reason of the Staff limiting the number of Registrable Securities that may be sold pursuant to a registration statement.

3.                                     Maintain Registration Statement. The Corporation shall use commercially reasonable efforts to keep such Registration Statement (including any required post-effective amendments) effective for a period ending on the earlier to occur of (i) the date on which all of the Registrable Securities eligible for resale thereunder have been publicly sold pursuant to either the Registration Statement or Rule 144 and (ii) the date on which all of the Registrable Securities remaining to be sold under the Registration Statement may (in the reasonable opinion of counsel to the Corporation) be immediately sold to the public without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) or Rule 144(i)(2), if applicable (the “Registration Period”).

4.                                     Registration of Other Securities. The Corporation may, in its sole discretion, include securities other than the Registrable Securities in any Registration Statement filed by the Corporation with respect to the Registrable Securities.

5.                                     Registration Expenses. All fees, disbursements and out-of-pocket expenses and costs incurred by the Corporation in connection with the preparation and filing of the Registration Statement and in complying with applicable securities and “blue sky” laws (including, without limitation, all attorneys’ fees of the Corporation, registration, qualification, notification and filing fees, printing expenses, escrow fees, transfer agent fees, blue sky fees and expenses and the expense of any accounting fees or special audits incident to or required by any such registration) shall be borne by the Corporation. The Subscriber shall bear the cost of underwriting and/or brokerage discounts, fees and commissions, if any, applicable to the Registrable Securities being registered and the fees and expenses of its counsel, if any. The Corporation shall qualify any of the Registrable Securities for sale in such states as the Subscriber reasonably designates, however, the Corporation shall not be required to qualify in any state which will require an escrow or other restriction relating to the Corporation and/or the sellers, or which will require the Corporation to qualify to do business in such state or require the Corporation to file therein any general consent to service of process or to subject itself to taxation in any such jurisdiction. The Corporation, at its expense, will supply the Subscriber with copies of the applicable Registration Statement included therein and other related documents in such quantities as may be reasonably requested by the Subscriber.

6.                                     Potential Material Events. If at any time or from time to time after the Effective Date, the Corporation notifies the Subscriber in writing of the existence of a Potential Material Event, the Subscriber shall not offer or sell any Registrable Securities or engage in any other transaction involving or relating to Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until the Subscriber receives written notice from the Corporation that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event. If a Potential Material Event shall occur prior to the Registration Filing Deadline, then the Corporation’s obligation to file such Registration Statement shall be delayed without penalty for not more than thirty (30) calendar days. The Corporation must, if reasonably practicable and if lawful, give the Subscriber notice in writing at least two (2) Trading Days prior to the first day of the blackout period.

7.                                     Subscriber to Cooperate. The Subscriber will cooperate with the Corporation in all respects in connection with this Schedule “D”, including timely supplying all information reasonably requested by the Corporation (which shall include completing the Selling Stockholder Questionnaire attached hereto as Exhibit 1, and all information regarding the Subscriber and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities. Any delay or delays caused by the Subscriber, or by any other purchaser of securities of the Corporation having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of the Corporation under this Schedule “D”.

8.                                     Covenants of the Corporation Regarding the Registration Statement. Whenever the Corporation is required pursuant to any of the provisions of this Schedule “D” to effect the registration of any of the Registrable Securities under the U.S. Securities Act, the Corporation shall (except as otherwise provided in this Schedule “D”), as expeditiously as possible, subject to the assistance and cooperation as reasonably required of the Subscriber with respect to each Registration Statement:

(a)                                 Prepare and file with the SEC the Registration Statement and such amendments to the Registration Statement and supplements to the Prospectus as may be necessary to comply with the provisions of the U.S. Securities Act or to maintain the effectiveness of the Registration Statement during the Registration Period, and as may reasonably be requested by a Holder in order to incorporate information concerning such Holder or such Holder’s intended method of distribution;

(b)                                 On the date that the Registration Statement, or any post-effective amendment or successor registration statement, becomes effective, furnish to the Subscriber, a letter, dated such date, addressed to the Subscriber, confirming such effectiveness and, to the knowledge of the Corporation, the absence of any stop order;

(c)                                  Furnish to the Subscriber such numbers of copies of a prospectus including a preliminary prospectus or any amendment or supplement to any prospectus, as applicable, in conformity with the requirements of the U.S. Securities Act, and such other documents as the Subscriber may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Subscriber;

(d)                                 Register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky laws of such jurisdictions as the Subscriber shall reasonably request (subject to any limitations set forth in this Schedule “D”), and do any and all other acts and things which may be necessary or advisable to enable the Subscriber to consummate the public sale or other disposition in such jurisdiction of the Registrable Securities owned by the Subscriber;

(e)                                  Use commercially reasonable efforts to cause the Registrable Securities to remain quoted on the OTC Markets and listed on the Exchange or such other securities exchange on which the common stock of the Corporation is then listed;

(f)                                   Notify the Subscriber, at any time when a prospectus relating thereto covered by the Registration Statement is required to be delivered under the U.S. Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and the Corporation shall prepare and file a curative amendment or prospectus supplement as promptly as commercially reasonable;

(g)                                  As promptly as practicable after becoming aware of such event, notify the Subscriber, (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time and take all lawful action to effect the withdrawal, rescission or removal of such stop order or other suspension; and

(h)                                 Provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement and a CUSIP number for all such securities.

9.                                     Covenants of the Subscriber Regarding the Sale of Registrable Securities. With respect to any sale of Registrable Securities pursuant to a Registration Statement filed pursuant to the provisions of this Schedule “D”, the Subscriber hereby covenants with the Corporation:

(a)                                 Not to make any sale of the Registrable Securities without effectively causing all applicable prospectus delivery requirements under the U.S. Securities Act to be satisfied;

(b)                                 To notify the Corporation in the event that any information supplied by the Subscriber in writing for inclusion in the Registration Statement or related Prospectus is untrue or omits to state a material fact required to be stated therein or necessary to make such information not misleading in light of the circumstances then existing; immediately discontinue any sale or other disposition of Registrable Securities pursuant to the Registration Statement until the filing of an amendment or supplement to such Prospectus as may be necessary so that the Prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and use commercially reasonable efforts, as appropriate, to assist the Corporation in making such amendment or supplement effective for such purpose;

(c)                                  To comply with the requirements of Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any of the Corporation’s common stock by the Holders and any other person participating in the distribution of securities pursuant to the Registration Statement, and which may also restrict the ability of any person engaged in the distribution of the Registrable Securities to engage in market-making activities with respect to the Corporation’s common stock;

(d)                                 To provide to the Corporation’s transfer agent any documentation that the transfer agent may reasonably require regarding each sale by the Subscriber of Registrable Securities pursuant to the Registration Statement;

(e)                                  To execute and deliver to the Corporation such written representations and undertakings as the Corporation and its counsel may reasonably require in order to ensure full compliance with relevant provisions of the U.S. Securities Act and the U.S. Exchange Act; and

(f)                                   To notify the Corporation promptly upon disposition of all of the Registrable Securities.

10.                              No Obligation to File Registration Statement. The Subscriber understands and acknowledges that, except as set forth above, the Corporation is not obligated to file and has no present intention of filing with the SEC or with any state securities commission any registration statement in respect of resales of the Securities in the United States. The Subscriber has reviewed the above and, if the Subscriber desires to be named in the Registration Statement, the Subscriber has executed and delivered the signature page to the Agreement and completed and delivered the Selling Stockholder Notice and Questionnaire attached as Exhibit 1 hereto.

11.                              Indemnification

(a)                                 Indemnification by the Corporation. The Corporation agrees to indemnify and hold harmless the Subscriber, its officers, directors, employees, partners, legal counsel and accountants, and each person controlling the Subscriber within the meaning of Section 15 of the U.S. Securities Act from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which such Subscriber or such other indemnified person may become subject (including in settlement of litigation, whether commenced or threatened) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Registration Statement, including all documents filed as a part thereof and information deemed to be a part thereof, on the effective date thereof, or any amendment or supplements thereto, or arise out of any failure by the Corporation to fulfill any undertaking or covenant included in the Registration Statement or to perform its obligations hereunder or under applicable Law and the Corporation will, as incurred, reimburse such Subscriber, each of its respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber, and each person who controls any such underwriter, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend, settling, compromising or paying such action, proceeding or claim; provided, however, that the Corporation shall not be liable in any such case to the extent that such loss, claim, damage, expense or liability (or action or proceeding in respect thereof) arises out of, or is based upon:

(i)                                     the failure of the Subscriber, or any of their agents, affiliates or persons acting on their behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities;

(ii)                                  an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to the Corporation by an instrument duly executed by or on behalf of the Subscriber, or any of its agents, affiliates or persons acting on its behalf, and stated to be specifically for use in preparation of the Registration Statement and not corrected in a timely manner by the Subscriber in writing; or

(iii)                               an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by such Subscriber and not delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s).

The indemnity obligation of the Corporation under this section 10 to any Holder shall in no event exceed the net proceeds from the Offering received by the Corporation from such Holder (or Holder’s predecessor-in-interest).

(b)                                 Indemnification by the Subscriber. The Subscriber agrees to indemnify and hold harmless the Corporation from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which the Corporation may become subject (under the U.S. Securities Act or otherwise) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon:

(i)                                     the failure of the Subscriber or any of its agents, affiliates or persons acting on its behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities; or

(ii)                                  an untrue statement or alleged untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to the Corporation by an instrument duly executed by or on behalf of such Subscriber and stated to be specifically for use in preparation of the Registration Statement; provided, however, that the Subscriber shall not be liable in any such case for:

(A)                               any untrue statement or alleged untrue statement or omission in any prospectus or Registration Statement which statement has been corrected, in writing, by such Subscriber and delivered to the Corporation before the sale from which such loss occurred; or

(B)                               an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by the Subscriber and delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s), and the Subscriber, severally and not jointly, will, as incurred, reimburse the Corporation for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. Notwithstanding the foregoing, the Subscriber shall not be liable or required to indemnify the Corporation in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of the Registrable Securities, to which such loss, claim, damage, expense or liability (or action proceeding in respect thereof) relates.

The indemnity obligation of a Holder under this section 11 shall in no event exceed the amount of the net proceeds received by such Holder as a result of the sale of such Holder’s Registrable Securities pursuant to such registration statement, except in the case of fraud or willful misconduct.

(c)                                  Conduct of Indemnification Proceedings. Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 11, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof. After notice from the indemnifying person to such indemnified person of the indemnifying person’s election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense  thereof; provided, however, that if there exists or shall exist a conflict of interest that would, in the opinion of counsel to the indemnified party, make it inappropriate under applicable laws or codes of professional responsibility for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, further, that the indemnifying person shall not be obligated to assume the expenses of more than one counsel to represent all indemnified persons. In the event of such separate counsel, such counsel shall agree to reasonably cooperate.

(d)                                 Contribution. If the indemnification provided for in this Section 11 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Corporation on the one hand and the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Corporation and the Subscriber agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In any event, the Subscriber shall not be liable or required to contribute to the Corporation in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of its Registrable Securities.